CARMANAH TECHNOLOGIES CORPORATION

Interim Financial Statements

Three months ended March 31, 2007 and 2006

(Unaudited)

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

March 31, 2007 and December 31, 2006

(Unaudited)

	March 31, 2007	December 31, 2006
		(Restated - note 8)
Assets
Current assets:
Cash and cash equivalents	$1,738,735	$2,750,404
Short-term investments	1,500,000	1,500,000
Accounts receivable, net	12,423,168	11,881,757
Inventories	20,024,316	20,352,841
Prepaid expenses and deposits	1,027,765	1,091,331
	36,713,984	37,576,333
Equipment and leasehold improvements, net	3,292,178	3,138,982
Intangible assets, net	1,149,890	1,106,803
Goodwill	12,368,019	12,368,019
Future income taxes	1,967,168	1,568,315
	$55,491,239	$55,758,452
Liabilities and Shareholders’ Equity
Current liabilities:
Bank demand debt (note 7)	$5,250,000	$1,915,000
Accounts payable and accrued liabilities	5,101,708	8,331,883
Income taxes payable	268,550	230,439
Deferred revenue	201,092	369,259
Current portion of obligations under capital leases	7,024	8,757
	10,828,374	10,855,338
Obligations under capital leases	2,340	4,097
	10,830,714	10,859,435
Shareholders’ equity:
Share capital	42,904,077	42,881,857
Contributed surplus	2,226,911	2,023,607
Retained earnings	(470,463)	(6,447)
	44,660,525	44,899,017
	$55,491,239	$55,758,452

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

For the three months ended March 31, 2007 and 2006

(Unaudited)

	2007	2006
Sales	$14,960,984	$12,693,769
Cost of sales	9,887,543	8,224,212
	5,073,441	4,469,557
Operating expenses:
Wages and benefits	2,812,915	2,579,968
Office and administration	1,068,148	809,519
Sales and marketing	868,865	525,295
Research and development	507,172	352,119
Bank charges and interest	140,824	74,407
Amortization of:
Equipment and leasehold improvements	192,306	122,205
Intangible assets	64,560	59,859
	5,654,790	4,523,372
Operating loss	(581,349)	(53,815)
Other income:
Interest and other income	38,555	79,476
Earnings (loss) before income taxes	(542,794)	25,661
Income tax expense (recovery) (note 5)
Current	320,075	219,219
Future	(398,853)	(170,268)
	(78,778)	48,951
Net loss and comprehensive loss for the period	(464,016)	(23,290)
Retained earnings (deficit), beginning of period as restated (note 8)	(6,447)	358,578
Retained earnings (deficit), end of period	$(470,463)	$335,288
Loss per share:
Basic	$(0.011)	$(0.001)
Diluted	(0.011)	(0.001)
Weighted average number of shares outstanding:
Basic	42,533,811	40,528,173
Diluted	42,533,811	40,528,173

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the three months ended March 31, 2007 and 2006

(Unaudited)

	2007	2006
Cash provided by (used in):
Operations:
Net loss for the period	$(464,016)	$(23,290)
Items not involving cash:
Amortization	256,866	182,064
Reclassification of previously recorded share issuance costs	-	117,000
Stock-based compensation	213,314	203,328
Future income taxes (recovery)	(398,853)	(170,268)
Net changes in non-cash working capital	(3,509,551)	(3,883,478)
	(3,902,240)	(3,574,644)
Investing:
Short-term investments	-	3,550,000
Purchase of equipment and leasehold improvements	(345,502)	(593,242)
Purchase of intangible assets	(107,647)	(9,834)
	(453,149)	2,946,924
Financing:
Proceeds on share issuance	12,210	201,794
Share issuance costs	-	(34,923)
Bank loan	3,335,000	97,749
Principal payments of obligations under capital leases	(3,490)	(7,571)
	3,343,720	257,049
Decrease in cash and cash equivalents	(1,011,669)	(370,671)
Cash and cash equivalents, beginning of period	2,750,404	1,882,214
Cash and cash equivalents, end of period	$1,738,735	$1,511,543
Supplemental cash flow information:
Cash during the period for:
Bank charges and interest paid	$140,824	$21,495
Income taxes paid	-	300,000

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the three months ended March 31, 2007 and 2006

(Unaudited)

1.

Basis of presentation:

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles (Canadian GAAP). The interim financial statements include normal recurring adjustments, which in management’s opinion, are necessary for a fair presentation of the financial results of the interim period presented.

The disclosures in these statements do not conform in all aspects to the requirements of Canadian GAAP for annual financial statements. These statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These statements should be read in conjunction with the restated consolidated financial statements (see note 8) and notes thereto included in the Company’s audited financial statements for the year ended December 31, 2006.

2.

Changes in accounting policies:

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially measured at fair market value. Subsequent measurement and recognition of changes in fair value of financial instruments depends on their initial classification. Held for trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, investments held-to-maturity and other financial liabilities are measured at amortized cost.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

The adoption of these standards did not result in any material impact on the Company’s financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the three months ended March 31, 2007 and 2006

(Unaudited)

3.

SmartCan acquisition:

In January 2007, the Company acquired a business relating to the distribution of certain lighting products.  The purchase consideration consisted of cash proceeds of $70,750 plus contingent consideration of up to $930,000 based primarily on the net profit of the acquired business through to December 31, 2010.  The purchase consideration has been allocated primarily to intangible assets which will be amortized over their estimated useful lives.

4.

Share capital:

(a)

Authorized:

Unlimited number of common shares without par value

(b)

Issued and outstanding:

	Number of
	common shares	Amount
Balance, December 31, 2006	42,531,592	$42,881,857
Exercise of options	7,250	22,220
Balance, March 31, 2007	42,538,842	$42,904,077

During the three months ended March 31, 2007, 7,250 options were exercised resulting in the issuance 7,250 common shares for gross proceeds of $12,210. In addition, a reallocation of $10,010 from contributed surplus to share capital was recorded on the exercise of these options.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the three months ended March 31, 2007 and 2006

(Unaudited)

4.

Share capital (continued):

 (c)

Stock options:

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers.  Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options.

The Company has reserved 4,927,856 common shares under the plan.  The options vest between 18 and 36 months from the date of grant and have a maximum term of five years.

A summary of the status of the options outstanding and exercisable follows:

	Number of	Weighted average
	common shares	exercise price
Balance, December 31, 2006	3,453,082	$2.76
Granted	160,000	3.24
Cancelled	(65,250)	(2.94)
Exercised	(7,250)	(1.68)
Balance, March 31, 2007	3,540,582	$2.78

The following table summarizes the stock options outstanding and exercisable at March 31, 2007:

		Options outstanding		Options exercisable

Range of exercise prices	Number outstanding at March 31, 2007	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at March 31, 2007	Weighted average exercise price
		(years)

$0.75 to $1.99	546,832	1.08	$ 1.03	546,832	$ 1.03
$2.00 to $2.99	1,167,250	3.45	$ 2.81	835,170	$ 2.78
$3.00 to $3.96	1,826,500	3.90	$ 3.28	812,011	$ 3.30

		2.81	$ 2.78		$ 2.37

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the three months ended March 31, 2007 and 2006

(Unaudited)

4.

Share capital (continued):

 (c)

Stock options (continued):

During the three months ended March 31, 2007, under the fair-value-based method, $213,314 (2006 - $203,328) in compensation expense was recorded in the consolidated statements of operations for options granted to employees.

The compensation costs reflected in the consolidated statements of operations  were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

Three months ended March 31,	2007	2006
Risk free interest rate	4.06%	3.86%
Expected dividend yield	0%	0%
Stock price volatility	36%	43%
Expected life of options	3 years	3 years

The weighted average fair value of options granted during the three months ended March 31, 2007 is $0.90 (2006 - $1.19) per share.

(d)

Warrants:

During 2005, the Company issued 300,000 warrants as contingent consideration to the principal vendors of SPS.  These warrants have an exercise price of $2.79 and expire June 30, 2010.  Each warrant entitles the holder to purchase one common share of the Company.

	Number of	Weighted average
	warrants	exercise price
Balance, December 31, 2006 and March 31, 2007	300,000	$2.79

(e)

Contributed surplus:

Balance, December 31, 2006	$2,023,607
Stock compensation expense	213,314
Transfer to share capital on exercise of options	(10,010)
Balance, March 31, 2007	$2,226,911

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the three months ended March 31, 2007 and 2006

(Unaudited)

5.

Income taxes:

Income tax recovery (expense) differs from the amounts computed by applying the combined federal and provincial tax rates of 34.12% (2006 – 34,12%) to pre-tax income from continuing operations as a result of the following:

Three months ended March 31,	2007	2006
Earnings (loss) before income taxes	$(542,794)	$25,661
Computed expected tax expense (recovery)	$(185,201)	$8,755
Non-deductible expenses, primarily
stock based compensation	77,676	71,823
Other	28,747	7,141
Tax effect of loss carryforwards not
previously recognized	-	(38,768)
Income tax expense (recovery)	$(78,778)	$48,951

Temporary differences give rise to the following future tax assets and liabilities:

	March 31,	December 31,
	2007	2006
		(Restated – note 8)
Future tax assets:
Warranty reserve	$110,000	$92,070
Share issue costs	280,000	313,117
Losses available for future periods	474,000	372,000
Scientific research and experimental development	1,141,000	1,174,879
Equipment	809,000	687,153
Other	26,168	25,265
	2,840,168	2,664,484
Future tax liabilities:
Investment tax credits	(67,000)	(275,293)
Intangible assets	(309,000)	(323,876)
	(376,000)	(599,169)
Less valuation allowance	(497,000)	(497,000)
Net future tax assets	$1,967,168	$1,568,315

	March 31,	December 31,
	2007	2006
		(Restated – note 8)
Future income tax assets	$1,967,168	$1,568,315
Future income tax liabilities
Net future tax assets	$1,967,168	$1,568,315

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the three months ended March 31, 2007 and 2006

(Unaudited)

6.

Segmented information:

The Company is currently focused within three technology groups:  solar powered LED lighting; solar power systems and equipment; and LED illuminated signage.  Management evaluates segment performance based on gross profit as other expenses are not generally allocated to individual groups.  The groups share certain inventory, equipment and leasehold improvements; therefore management does not classify asset information on a segmented basis.

(thousands of dollars)	Solar LED	Solar power
March 31, 2007	lighting	systems	LED signs	Total
Sales	$6,876	$7,165	$920	$14,961
Cost of sales	3,549	5,752	587	9,888
Gross profit	$3,327	$1,413	$333	5,073
Expenses				5,655
Operating income (loss)				(582)
Other income				39
Loss before income taxes				$(543)

(thousands of dollars)	Solar LED	Solar power
March 31, 2006	lighting	systems	LED signs	Total
Sales	$5,434	$6,352	$908	$12,694
Cost of sales	2,961	4,732	531	8,224
Gross profit	$2,473	$1,620	$377	4,470
Expenses				4,523
Operating income (loss)				(53)
Other income				79
Income before income taxes				$26

As at March 31, 2007 and December 31, 2006, substantially all of the assets related to the Company’s operations were located in Canada except for inventory on hand in the United States of America of $2,969,202 (2006 - $2,930,744) and inventory on hand in the United Kingdom of $147,417 (2006 - $381,927).

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the three months ended March 31, 2007 and 2006

(Unaudited)

6.

Segmented information (continued):

For geographical reporting, revenues are attributed to the geographic location in which the customer is located as follows:

(thousands of dollars)	March 31,2007	March 31, 2006
[NTD: numbers need to be updated]
North America	$12,865	$10,488
South America	100	257
Europe	1,238	1,540
Middle East	382	264
Asia	290	111
South Pacific	86	34
	$14,961	$12,694

7.

Credit facilities:

The Company has an agreement with the Royal Bank of Canada that provides for credit facilities consisting of demand operating loans in the amount of $8,500,000 and other credit facilities consisting of term loans and lease lines of credit in the amount of $4,000,000.  Currently, the Company is only drawing from its operating loan.  The term loans will be available to the Company once certain covenant targets are achieved.  Interest on operating and term loan facilities is at prime plus 0.125%.  These credit facilities are secured by general security agreements.  At March 31, 2007, the Company had drawn $5,250,000 on its operating loan.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the three months ended March 31, 2007 and 2006

(Unaudited)

8.

Restatement of 2006 Financial Statements

The company has restated its consolidated financial statements for the year ended December 31, 2006 to adjust for errors related primarily to an inventory count performed at the end of 2006.

In the process of preparing its financial statements for the three months ended March 31, 2007, the Company began analyzing inventory-related adjustments to cost of goods sold.  This analysis indicated that the following errors occurred during the Company’s 2006 year end inventory count:

1.

Goods physically received at year end in the amount of $368,000 were not recorded as received in the Company's enterprise resource planning (ERP) system.  These goods were included in the physical count but no corresponding liability was identified.

2.

Inventory count errors related primarily to improper item identification during the physical count.  These errors resulted in low value items being counted as high value items. The impact of this error was approximately $385,000.

The comparative December 31, 2006 balance sheet amounts in these statements have been restated to reflect correction of the above errors.  There is no impact on comparative income statement and cash flow amounts for the three months ended March 31, 2006. A summary of the balance sheet adjustments related to the restatement is as follows:

	As previously reported	Adjustments	As restated
As at December 31, 2006
Consolidated Balance Sheet
Inventories	$20,737,841	$(385,000)	$20,352,841
Future income taxes	1,473,484	94,831	1,568,315
Accounts payable and accrued liabilities	7,963,883	368,000	8,331,883
Income taxes payable	389,097	(158,658)	230,439
Retained earnings	493,064	(499,511)	(6,447)